SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2010

Commission File No. 333-05752

CNH GLOBAL N.V.

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CNH GLOBAL N.V.

Form 6-K for the month of May 2010

List of Exhibits:

1.	News Release entitled, “CNH and KAMAZ Finalize Strategic Alliance in Russia”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNH Global N.V.

By:	/s/Michael P. Going
Michael P. Going
Senior Vice President, General Counsel and Secretary

May 27, 2010

Press Release

CNH and KAMAZ Finalize Strategic Alliance in Russia

MOSCOW, Russia – (May 27, 2010) – CNH Global NV and Russia’s OJSC KAMAZ today announced that they have finalized their agreement for a commercial joint venture. This follows and completes the industrial partnership sealed last March, and forms a new alliance that has the resources, technology and distribution network required to support Russian customers more effectively with agricultural and construction machinery.

The commercial agreement was signed today in Moscow by Franco Fusignani, CNH International CEO and Sergey Kogogin, General Director of OJSC KAMAZ.

The new company, CNH-KAMAZ Commercial BV, of which CNH will hold a 51 percent share and KAMAZ the remaining 49 percent, will distribute and service agricultural and construction equipment in the Russian Federation. CNH-KAMAZ Commercial will begin operations immediately.

A preliminary agreement on the partnership was signed last October 2009 by Sergio Marchionne, Chairman of CNH Global NV and Chief Executive Officer of Fiat S.p.A., and by Sergey Chemezov, General Director of Rostechnologii, in the presence of Vladimir Putin, Prime Minister of the Russian Federation. This was followed on March 22nd with the finalization of the related industrial joint venture to produce agricultural and construction equipment at the Naberezhnye Chelny plant, in the Republic of Tatarstan. Stretching over a total area of more than 50,000 square metres, the facility benefits from an initial investment of USD 70 Million to install an annual production capacity of 4,000 units, which will include tractors, combine harvesters and backhoe loaders.

Assembly of New Holland Agriculture new tractor models T8050, T9040, T9060, ranging from 325hp to 535hp, as well as the 272hp CSX7060 and 300hp CSX7080 combine harvesters has already started at the Naberezhnye Chelny factory.

Within the new commercial joint venture, CNH and KAMAZ have agreed to take advantage of their well established distribution networks in order to further strengthen their presence in the market.

CNH-KAMAZ Commercial, with its operations based in Moscow, will market and sell in the Russian market all New Holland locally produced and imported agricultural and construction equipment. CNH will provide the technology and know-how for commercial operations, including engineering support and counseling activities to ensure the venture meets CNH’s global quality standards.

“This is a significant day not only for our companies but for the agricultural and construction equipment industry in Russia. The alliance with a partner as important as KAMAZ, a leading manufacturer in Russia, strengthens our strategy to establish a direct presence in a market that has enormous potential for growth,” said Franco Fusignani, CNH International CEO. “The Russian market is a priority for us and this partnership brings us closer to our customers. This agreement gives us the opportunity to showcase our first-class technologies, broad product offering, innovative solutions and dedicated personnel, and to prove to Russian customers the value of our machinery. On this basis, we intend to expand the product portfolio of our CNH brands in Russia—followed by other CIS countries—with fuel-efficient, reliable and high-quality machinery, while improving the level of service, supporting a productive development of the agri-business and construction equipment sectors in the country.”

“Our cooperation with CNH was supplemented with an important element: the new JV will promote the equipment produced in Naberezhnye Chelny, and provide customers with effective and comprehensive solutions. We are sure that our customers will appreciate services rendered by our JV at their true worth,” said Mr. Sergey Kogogin, General Director of OJSC KAMAZ

The alliance will allow the two firms to strengthen and synergize their resources in manufacturing and service to the benefit of the Russian agricultural and construction equipment sectors. In a first phase, the new venture will expand the New Holland branded product offerings that can count on a wide selection of low, medium and high-horsepower tractors, conventional and rotary combines, grape and forage harvesters, tillage and seeding complexes and a full spectrum of heavy construction and light industrial equipment for use in road building, quarrying, demolition, excavation, commercial building and maintenance operations.

Note to the Editor:

CNH (Case New Holland)

CNH Global N.V. is a world leader in the agricultural and construction equipment businesses. Supported by more than 11,600 dealers in 170 countries, CNH brings together the knowledge and heritage of its Case and New Holland brand families with the strength and resources of its worldwide commercial, industrial, product support and finance organizations. CNH Global N.V., whose stock is listed at the New York Stock Exchange (NYSE:CNH), is a majority-owned subsidiary of Fiat S.p.A. (FIA.MI). More information about CNH and its Case and New Holland products can be found online at www.cnh.com.

CNH in Russia—CNH operations in Russia date back to 1907, the year in which the first Case tractor was shipped to the country. Since then, the company has continued to strengthen its presence, with the opening of the first Moscow-based offices in 1998, as well as the development of a widespread distribution network. At the beginning of 2009, CNH opened a new spare parts depot centre near Moscow. CNH has historically been, and continues to be a leader in the combine and large tractor segment in Russia; in recent years, it has also quickly penetrated other agricultural and construction equipment segments.

OJSC KAMAZ is the largest Russian manufacturer of heavy-duty trucks. It takes the 11th place in truck production (of 14 t GVW) and the 8th place in diesel engines production in the world. KAMAZ Group consists of 96 enterprises, 13 of which are the main associated companies. The staff is about 59 000 employees. KAMAZ sales and service network covers all regions of Russia and the CIS, and also traditional outlets. There are 127 dealers and more than 100 firm service car centers. Trucks of GVW from 14 up to 40 tonnes, diesel and gas engines are the major products of OJSC KAMAZ. The trucks are used in the CIS, Europe, Asia, Africa and Latin America (more than 80 countries).

SC Rostechnologii. SC Rostechnologii was set up on November 23, 2007 by Federal Law of the Russian Federation. Its objective is to facilitate development, manufacturing and export of high-tech products by supporting—in the local and international markets—Russian organizations, developers and manufacturers of high-tech products, as well as by attracting foreign investments to various local industries.

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CNH International press office: e-mail: international.media@cnh.com phone: +39 011 0086346	OJSC KAMAZ PR Department: e-mail: pr@kamaz.org phone: +7 8552 452135